FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

CANARC RESOURCE CORP.

Suite 301 - 700 West Pender Street, Vancouver, British Columbia, V6C 1G8

EXHIBIT LIST

99.1    Consolidated Financial Statements for the First Quarter ending March 31, 2015
99.2    Management's Discussion & Analysis for the First Quarter ending March 31, 2015

99.3    Form 52-109F1 Certification of First Quarter Filings - Chief Executive Officer
99.4    Form 52-109F1 Certification of First Quarter Filings - Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canarc Resource Corp.

(Registrant)

Date:  May 14, 2015
/s/ Catalin Chiloflischi
Catalin Chiloflischi
Chief Executive Officer